Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended June 30, 2024 (the “Annual Report”). The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in the Annual Report.

Overview

The Company and its subsidiaries, is an integrated solutions provider that delivers actionable outcomes for organizations by using information communication technologies (“ICT”) solutions to drive business outcomes and innovation. The GE Group offers: (i) “ICT Solution Services” which include the cloud platform deployment, IT system design and configuration services maintenance services, data center colocation service and cloud service; (ii) “Technical Services” which include the technical development, support, and outsourcing services for data center and cloud computing infrastructure, mobility and fixed network communications, as well as Internet-of-things projects; and (iii) “Project Management Services” which enhances productivity and collaboration management and enables successful implementations and adoption of solutions for customers. The Company’s headquarters is located in Hong Kong, China.

Key Factors that Affect Results of Operations

The Company believes the key factors affecting its financial condition and results of operations include the following:

●	We may fail to innovate or create new solutions which align with changing market and customer demand.

●	Our business may face risks of clients’ default on payment.

●	We may not manage our growth effectively, and our profitability may suffer.

●	Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

●	Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

The above does not list all the material risk factors that may affect our financial condition and results of operations. The above-mentioned risks and others are discussed in more detail in the section titled “Risk Factors” elsewhere in the Annual Report.

Critical Accounting Estimates

We prepare our unaudited interim condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Our critical accounting policies and practices include the following: (i) revenue recognition. See Note 3—Summary of Significant Accounting Policies to our unaudited interim condensed consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our consolidated financial statements.

Estimated provision for credit losses

We carry accounts receivable at the face amounts less a reserve for estimated credit losses. We estimated our reserve for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Upon adoption of ASC 326, we recorded the balance of the reserve for credit losses of HK$nil as of July 1, 2023. During the six months ended December 31, 2024 and 2023, we recorded an addition to our provision for credit losses in the unaudited interim condensed consolidated financial statements related to accounts receivable of HKD11,018 (US$1,418) and HKDNil, respectively. As of December 31, 2024 and June 30, 2024, the reserve for credit losses was HKD110,793 (US$14,263) and HKD99,775, respectively.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 3 to the unaudited interim condensed consolidated financial statements, “Summary of Significant Accounting Policies

Six months ended December 31, 2024 compared to six months ended December 31, 2023

Results of Operations

The following table sets forth a summary of the unaudited interim condensed consolidated results of operations of the Company for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the six months ended December 31,
	2023		2024
	HKD	% of Revenue	HKD	US$	% of Revenue
Revenues
Cloud services and data center managed services
Third parties’ revenue	$15,318,480	67.9%	$13,233,426	$1,703,648	69.2%
Related parties’ revenue	1,800,000	8.0%	-	-	-%
Telecommunication, consultancy and related services
Third parties’ revenue	5,450,838	24.1%	5,895,338	758,955	30.8%
Total revenues	22,569,318	100.0%	19,128,764	2,462,603	100.0%
Cost of revenues
Third parties’ cost of revenues	18,423,853	81.6%	16,164,651	2,081,009	84.5%
Related parties’ cost of revenues	620,000	2.8%	634,500	81,684	3.3%
Total cost of revenue	19,043,853	84.4%	16,799,151	2,162,693	87.8%
Gross profit	3,525,465	15.6%	2,329,613	299,910	12.2%

Operating expenses
General and administrative expenses	2,780,070	12.3%	3,791,866	488,158	19.8%
Total operating expenses	2,780,070	12.3%	3,791,866	488,158	19.8%
Income (Loss) from operations	745,395	3.3%	(1,462,253)	(188,248)	(7.6)%
Interest expenses	(7,192)	(0.0)%	(617)	(79)	0.0%
Other income	24,106	0.1%	147,286	18,961	0.7%
Income (Loss) before income taxes	762,309	3.4%	(1,315,584)	(169,366)	(6.9)%
Income tax expense/(credit)	61,465	0.3%	(70,189)	(9,036)	0.4%
Net income (loss)	$700,844	3.1%	$(1,245,395)	(160,330)	(6.5)%

Revenues

For the six months ended December 31, 2024 and 2023, the Company generated its revenues through two revenue streams by the Company’s wholly-owned subsidiaries, GEL and Ace Vision: cloud services and data center managed services and telecommunication, consultancy and related services.

The following table presented GEL’s revenues disaggregated by service lines for the six months ended December 31, 2024 and 2023:

	For the six months ended December 31,
	2023	2024	2024	Change	Change
Revenues	HKD	HKD	US$	HKD	%
Cloud services and data center managed services	$17,118,480	$13,233,426	$1,703,648	$(3,885,054)	(22.7)%
Telecommunication, consultancy and related services	5,450,838	5,895,338	758,955	444,500	8.2%
Total revenues	$22,569,318	$19,128,764	$2,462,603	$(3,440,554)	(15.2)%

The following table presented GEL’s revenues disaggregated by the timing of revenue recognition for the six months ended December 31, 2024 and 2023:

	For the six months ended December 31,
	2023	2024	2024	Change	Change
	HKD	HKD	US$	HKD	%
Services transferred over time	22,569,318	19,128,764	2,462,603	(3,440,554)	(15.2)%

Revenue decreased by HKD3.4 million, or 15.2%, to HKD19.1 million (US$2.5 million) for the six months ended December 31, 2024 compared to HKD22.6 million for the same period in 2023. The decrease is due to the decrease in revenue form cloud services and data center services during the period.

Cloud services and data center services include offering business planning, development, technical and operations consulting programs structured to target the cloud and data center providers in the region. The Company also offers complementary offerings such as installations, warranty services and certain managed services including remote network services and data center monitoring to customers. The decrease in cloud services and data center managed services was mainly due to the decrease in revenue from customers in Hong Kong and Taiwan.

The increase in revenue from telecommunication, consultancy and related services was mainly driven by the increase in consultancy projects in Hong Kong in the current period.

Cost of revenues

Cost of revenues included cost of consultants or subcontractors assigned to revenue-generating activities, employee compensation and other third-party costs directly attributable to our revenue-generating activities. For the six months ended December 31, 2024, cost of revenues was HKD16.8 million (US$2.2 million), decreased by HKD2.2 million or 11.8% from HKD19.0 million in the same period in 2023. The decrease was due to the decrease in subcontracting expenses as a result of the decrease in number of projects.

Gross profit

As a result of the foregoing, gross profit for the six months ended December 31, 2024 was HKD2.3 million (US$0.3 million), a decrease of HKD1.2 million from HKD3.5 million for the same period in 2023. The gross profit margin decreased from 15.6% for the six months ended December 31, 2023 to 12.2% for the six months ended December 31, 2024 due to the offering of competitive pricing package to open new market in Malaysia.

General and administrative expenses

General and administrative expenses consisted primarily of motor car expenses, IT expenses, depreciation, legal and professional fees, accounting fee, director’s fee, salaries and employee benefits and others.

The Company’s major general and administrative expenses were comprised of the following items during the periods indicated:

	For the six months ended December 31,
	2023	2024	2024	Change	Change
	HKD	HKD	US$	HKD	(%)
Depreciation of property and equipment	$163,722	$209,856	$27,016	$46,134	28.2%
Amortization of intangible assets	-	117,000	15,062	117,000	100.0%
Operating lease cost	192,986	210,000	27,035	17,014	8.8%
Motor car expenses	4,470	26,553	3,418	22,083	494.0%
IT Expenses	328,800	340,004	43,772	11,204	3.4%
Accounting Fee	60,000	25,000	3,219	(35,000)	(58.3)%
Director’s Fee	120,000	189,868	24,443	69,868	58.2%
Salaries and employee benefits	399,453	1,229,803	158,323	830,350	207.9%
Legal and professional fees	1,367,270	1,104,186	142,151	(263,084)	(19.2)%
Insurance	26,391	27,635	3,558	1,244	4.7%
Company secretarial expenses	81,317	67,580	8,700	(13,737)	(16.9)%
Travelling expenses	4,869	79,330	10,213	74,461	1529.3%
Exchange loss, net	12,110	-	-	(12,110)	(100.0)%
Others	18,682	165,051	21,248	146,369	783.5%
Total	$2,780,070	$3,791,866	$488,158	$1,011,796	36.4%

General and administrative expenses increased by HKD1.0 million or 36.4% from HKD2.8 million for the six months ended December 31, 2023 to HKD3.8 million (US$488,158) for the six months ended December 31, 2024, mainly driven by the increase in salaries and employee benefits of HKD830,350 (US$106,898) as a result of increase in headcount during the period.

IT expenses

IT expenses primarily consisted of domain fee and server rental expenses for the Company’s information storage, processing and back up. The amount is comparable with prior period.

Others

Other expenses included bank charges, government licensing fee, entertainment expenses, sundry expenses and provision of credit losses. The increase in expenses for the six months ended December 31, 2024 was attributable to the increase in the entertainment expenses during the period.

Allowance for credit losses

The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. The Company estimated its reserve for credit losses using relevant available information from internal and external sources relating to past events such as aging schedule of receivables, migration rate of receivables, assessment of receivables due from specific identifiable counterparties that are considered at risk or uncollectible, current conditions and reasonable and supportable forecasts.

The table below sets forth the aging analysis of the Company’s gross accounts receivable at the end of each period:

	0-90 days	91-182 days	183-273 days	273-365 days	>365 days	Total
December 31, 2024 (USD)	$1,490,475	$141,841	$9,655	$9,655	$21,139	$1,672,765
December 31,2024 (HKD)	11,577,559	1,101,778	75,000	75,000	164,200	12,993,537
June 30, 2024 (HKD)	13,006,692	4,028,397	75,000	50,000	70,273	17,230,362
Change (HKD)	$(1,429,133)	$(2,926,619)	$-	$25,000	$93,927	$(4,236,825)

The table below sets forth the subsequent settlements related to Company’s accounts receivable as of December 31, 2024:

	0-90 days	91-182 days	183-273 days	273-365 days	>365 days	Total
December 31, 2024 (USD)	$426,204	$115,442	$-	$-	$4,055	$545,701
December 31,2024 (HKD)	3,310,623	896,715	-	-	31,500	4,238,838

The table below sets forth the accounts receivable balance net of subsequent settlements as of May 31, 2025:

	0-90 days	91-182 days	183-273 days	273-365 days	>365 days	Total
December 31, 2024 (USD)	$1,064,271	$26,399	$9,655	$9,655	$17,084	$1,127,064
December 31, 2024 (HKD)	8,266,936	205,063	75,000	75,000	132,700	8,754,699

Interest expense

Interest expense mainly represented the bank overdraft interest. For the six months ended December 31, 2024 and 2023, its interest expense was HKD617 (US$79) and HKD7,192, respectively.

Other income

Other income was primarily comprised of interest income and exchange gain, net. During the six months ended December 31, 2024, we recognized interest income of HKD109,910 (US$14,149) and net exchange gain of HKD37,376 (US$4,812). For the same period in 2023, we recognized interest income of HKD24,106.

Income tax expense (credit)

Income tax credit was HKD70,189 (US$9,036) for the six months ended December 31, 2024, as compared to income tax expenses of HKD61,465 for the six months ended December 31, 2023. The income tax credit was due to the deferred tax recognized for the net operating loss carryforwards, the depreciation of property and equipment and amortization of intangible assets during the period.

Net (loss) income

As a result of the above discussed, the Company recorded a net loss of HKD1,245,395 (US$160,330) for the six months ended December 31, 2024, representing a decline of HKD1,946,239 from a net income of HKD700,844 for the six months ended December 31, 2023.

Liquidity and Capital Resources

The Company financed its daily operations and business development through cash generated from the operations of GEL and proceeds from our initial public offering on the Nasdaq. As at December 31, 2024 and June 30, 2024, its cash balance was HKD26,905,336 (US$3,463,746) and HKD8,406,293, respectively.

The following table set forth a summary of its cash flows for the periods indicated:

	For the six months ended December 31,
	2023	2024	2024
	HKD	HKD	US$
Net cash (used in) provided by operating activities	$1,812,862	$(14,787,217)	$(1,903,682)
Net cash used in investing activities	$-	$(27,254,670)	$(3,508,718)
Net cash provided by (used in) financing activities	$(1,052,260)	$60,540,880	$7,793,928

Cash provided by (used in) operating activities:

For the six months ended December 31, 2024, net cash used in operating activities HKD14,787,217 (US$1,903,682) was primarily resulted from the net loss of HKD1,245,395 (US$160,330) as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HKD209,856 (US$27,016), amortization of intangible assets of HKD117,000 (US$15,062) and provision for expected credit losses of HKD11,018 (US$1,418). The amount is offset by change in operating activities amounted to HKD13,879,696 (US$1,786,848).

For the six months ended December 31, 2023, net cash provided by operating activities HKD1,812,862 was primarily resulted from the net income of HKD700,844 as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HKD163,722 and amortization of right-of-use assets of HKD192,986. Change in operating activities included increased from accounts payables of HKD11,339,305 due to the increase in order near the year end, decrease in prepaid income tax of HKD61,465 and increase in accrued expenses and other payables of HKD3,138,000. The overall cash inflows were offset by an increase in accounts receivables of HKD10,370,609 due to sales made near the year end, an increase in prepayment and deposits of HKD103,557, decrease in contract liabilities of HKD3,109,478 and operating lease liabilities of HKD199,816.

Cash used in investing activities:

For the six months ended December 31, 2024, net cash used in investing activities was HKD27,254,670 (US$3,508,718) consisted of purchases of items of property and equipment of HKD1,325,139 (US$170,596), purchases of intangible assets of HKD2,340,000 (US$301,247), Payments for acquisition of long-term investments of HKD17,467,087 (US$2,248,682) and payments for acquisition of subsidiaries of HKD6,122,444 (US$788,193).

For the six months ended December 31, 2023, the Company did not have any investing activities.

Cash provided by (used in) financing activities:

For the six months ended December 31, 2024, net cash from financing activities of HKD60,540,880 (US$7,793,928) consisted of net proceeds received upon completion of the initial public offering of HKD71,472,020 (US$9,201,182), offset by payments of IPO costs of HKD10,896,313 (US$1,402,771), repayment of amount with related parties of HKD27,073 (US$3,485) and repayment of amount due to a director of HKD7,754 (US$998).

For the six months ended December 31, 2023, net cash used in financing activities of HKD1,052,260 consisted of, payment for deferred IPO costs of HKD1,040,286, proceeds of amount with a director of HKD6,538 and repayment of amount due to a related party of HKD18,512.

The following table set forth a summary of the Company’s working capital as of December 31, 2024 and June 30, 2024:

	June 30, 2024	December 31, 2024
	HKD	HKD	US$
Current assets	$26,050,835	$44,710,224	$5,755,915
Current liabilities	18,161,460	4,468,309	575,242
Working capital	$7,889,375	$40,241,915	$5,180,673

Current assets as of December 31, 2024 was HKD44,710,224 (US$5,755,915). Out of this balance, GEL had cash in an amount of HKD26,905,286 (US$3,463,739). The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region. The current asset balance also included the following: accounts receivable, net of HKD12,882,744,(US$1,658,502), prepayment, deposits and other receivables of HKD4,755,163 (US$612,171) and prepaid tax of HKD167,031 (US$21,503).

Current liabilities as of December 31, 2024 was HKD4,468,309 (US$575,242). This amount was comprised  of account payables of HKD80,000 (US$10,299), accrued expenses and other payables of HKD3,615,275 (US$465,423), amount due to a related party of HKD2,649 (US$341), amount due to a director of HKD31,837 (US$4,099), tax payable of HKD32,396 (US$4,171) and contract liabilities of HKD706,152 (US$90,909).

Current assets as of June 30, 2024 was HKD26,050,835. Out of this balance, the Company had cash in an amount of HKD8,406,293 of which approximately HKD5,947,009 was denominated in Hong Kong Dollar and approximately HKD2,459,284 was denominated in US Dollar. The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current asset balance also included accounts receivable, net of HKD17,130,587, prepayment, deposits and other receivables of HKD345,756 and prepaid tax of HKD168,199.

Current liabilities as of June 30, 2024 was HKD18,161,460. This amount was comprised of account payables of HKD12,838,317, accrued expenses and other payables of HKD3,542,000, amount due to a director of HKD39,591, amount due to a related party of HKD2,422 and contract liabilities of HKD1,739,130.

We will have sufficient working capital to meet our present requirements and for the next 12 months from the date of this report.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Future Financings

The Company may sell its ordinary shares in order to fund its business growth. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that the Company will achieve sales of the equity securities or arrange for debt or other financing to fund its growth in case it is necessary, or if the Company is able to do so, there is no guarantee that existing shareholders will not be substantially diluted.